Issuer Free Writing Prospectus, Dated March 15, 2011
Filed Pursuant to Rule 433
Relating to the Preliminary Prospectus Supplement
Dated March 9, 2011 and
Registration Statement No. 333-169651

350,000 Shares
Magnum Hunter Resources Corporation
8.0% Series D Cumulative Preferred Stock

March 15, 2011

This issuer free writing prospectus is being filed pursuant to Rule 433 under the Securities Act of 1933, as amended, and relates to the preliminary prospectus supplement filed by Magnum Hunter Resources Corporation (the “Company”) with the Securities and Exchange Commission on March 9, 2011 and the Company’s Registration Statement No. 333-169651.

Extension of Waiver under Senior Credit Facility

Pursuant to our senior credit facility, we may declare and pay dividends on our preferred stock only so long as (i) no event of default exists at the time of, or is caused by, such payment, (ii) after giving effect to such payment, availability under the borrowing base is equal to or greater than the greater of (x) 10% of the borrowing base at the time of the dividend payment and (y) $5,000,000, and (iii) such dividends do not exceed $2,500,000 in any twelve month period.  In January 2011, we entered into a temporary waiver under our senior credit facility to allow us to pay more than $2,500,000 in dividends in any twelve month period, provided that (a) no event of default exists at the time of, or is caused by such payment, and (b) after giving effect to such payment, availability under the borrowing base is equal to or greater than 10% of the borrowing base at the time of the dividend payment.  This waiver was scheduled to expire on March 31, 2011.  On March 14, 2011, we received an extension of this temporary waiver until June 30, 2011.  As previously disclosed in the preliminary prospectus supplement, the commitment letter for our proposed new senior credit facility that we intend to enter into in connection with the closing of the NGAS and NuLoch acquisitions would increase the basket for dividend payments to $20,000,000 in any calendar year, subject to similar limitations on remaining borrowing base as we currently have in place under our senior credit facility. We currently intend to close the NGAS acquisition on or about April 12, 2011 and enter into the new senior credit facility at that time, with a borrowing base of $120.0 million.  In addition, we intend to close the NuLoch acquisition by April 30, 2011, at which time our borrowing base under the new senior credit facility would be increased to $145.0 million.

Increase in Size of the Offering

The preliminary prospectus supplement provided that we may issue up to 200,000 shares of our 8.0% Series D Cumulative Preferred Stock in connection with the proposed offering.  We have increased the size of the offering from 200,000 to 350,000 shares of our 8.0% Series D Cumulative Preferred Stock since we filed the preliminary prospectus supplement.  We have included a revised capitalization table, ratio of earnings to fixed charges and preferred stock dividends table and EBITDAX calculations to show the effects of such increase and to make certain other adjustments.

CAPITALIZATION

The following table shows our cash and cash equivalents and capitalization as of December 31, 2010 on an actual basis and on a combined pro forma basis. This table should be read in conjunction with our financial statements (including the accompanying notes) and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” set forth in our Annual Report on Form 10-K, as amended for the year ended December 31, 2010 and the other information that we have filed with the SEC and incorporated by reference in the preliminary prospectus supplement. See “Where You Can Find More Information” beginning on page S-66 of the preliminary prospectus supplement.

Capitalization
As of December 31, 2010
(Unaudited)

	Magnum Hunter Actual	Combined Pro Forma (1)	Adjusted Combined Pro Forma (2)

Cash and cash equivalents	$554,186	$17,086,171	$17,086,171
Long Term Debt (including current portion):
Revolving credit agreement	$30,000,000	$89,442,927	$71,942,927
Notes Payable for Equipment	3,151,070	3,151,070	3,151,070
Total debt	$33,151,070	$92,593,997	$75,093,997

Redeemable Preferred Stock:
Series C Cumulative Perpetual Preferred Stock, cumulative dividend rate of 10.25% per annum, 4,000,000 authorized, 2,809,456 issued and outstanding as of December 31, 2010 with liquidation preference of $25.00 per share	$70,236,400	$70,236,400	$70,236,400

Shareholders’ Equity:
Series D Cumulative Preferred Stock, cumulative dividend rate of 8.00% per annum, 200,000 issued and outstanding with liquidation preference of $50.00 per share	-	-	17,500,000
Common stock, $0.01 par value; 100,000,000 shares authorized, 74,863,135 shares issued and outstanding as of December 31, 2010	748,631	1,266,480	1,266,480
Additional paid in capital	152,438,989	532,618,328	532,618,328
Treasury stock, previously deposit on Triad, at cost, 761,652 shares	(1,310,357)	(1,310,357)	(1,310,357)
Accumulated deficit	(49,402,300)	(51,212,451)	(51,212,451)
Unearned common stock in KSOP, at cost	(603,613)	(603,613)	(603,613)
Total Magnum Hunter Resources Corporation Shareholders' equity	101,871,350	480,758,387	498,258,387
Noncontrolling interest	1,450,339	1,450,339	1,450,339
Total equity	103,321,689	482,208,726	499,708,726
Total capitalization	$206,709,159	$645,039,123	$645,039,123

(1)
The preceding table takes into account (i) the balances of cash and cash equivalents reflected on the historical financial statements of NGAS and NuLoch (adjusted for foreign currency conversion) at December 31, 2010 totaling approximately $16.5 million, (ii) our borrowing of approximately $59.4 million under a proposed new revolving credit facility to be entered into pursuant to and as described in the commitment letter from Bank of Montreal dated January 13, 2011 and the retirement of the outstanding notes payable reflected on the historical NGAS Financial Statements at December 31, 2010 incorporated herein by reference, (iii) the issuance of 946,314 shares of our common stock valued at $7.97 per share in connection with the acquisition of PostRock assets, the issuance of an estimated 8,033,889 shares of our common stock valued at $7.34 per share in connection with the acquisition of NGAS, and the issuance of an estimated 42,804,675 shares of our common stock valued at $7.34 per share in connection with the acquisition of NuLoch, and (iv) the incurrence of transaction costs of approximately $1.9 million.

(2)
The Adjusted Combined Pro Forma Capitalization contemplates $17,500,000 in Series D Preferred Stock outstanding, without taking into account original issue discounts, if any, underwriters’ discounts or commissions or offering expenses.

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Adjusted Pro Forma	Years Ended December 31,
	2010 (2)	2010	2009	2008	2007	2006
Fixed Charges:
Interest Charges	$4,825,734	$3,593,524	$2,691,097	$2,361,152	$721,803	$3,754
Series A Convertible Preferred	$0	$0	$0	$734,406	$510,928	$0
Series B Perpetual Preferred	$130,625	$130,625	$0	$0	$0	$0
Series C Perpetual Preferred	$2,336,054	$2,336,054	$25,654	$0	$0	$0
Series D Preferred	$1,400,000	$0	$0	$0	$0	$0
Total Fixed Charges	$8,692,413	$6,060,203	$2,716,751	$3,095,558	$1,232,731	$3,754

Loss Before Taxes and Non-controlling Interest	$(35,983,768)	$(22,128,154)	$(15,632,580)	$(11,108,821)	$(5,915,699)	$(3,898,985)
Fixed Charges (Calculated Above)	$8,692,413	$6,060,203	$2,716,751	$3,095,558	$1,232,731	$3,754
Earnings	$(27,291,355)	$(16,067,951)	$(12,915,829)	$(8,013,263)	$(4,682,968)	$(3,895,231)

Ratio of Earnings to Fixed Charges with Preferred Dividend (1)	- (8)	- (7)	- (6)	- (5)	- (4)	- (3)

(1)
For purposes of determining the ratio of earnings to fixed charges, earnings are defined as income from continuing operations before income taxes and non-controlling interest, plus fixed charges and amortization of capitalized interest, less capitalized interest. Fixed charges consist of interest incurred (whether expensed or capitalized), amortization of deferred financing costs and an estimate of the interest within rental expense.  All reported periods of the calculation of the ratio of earnings to fixed charges exclude discontinued operations.

(2)
The Adjusted Pro Forma ratio has been prepared assuming $17.5 million of Series D Preferred Stock outstanding,without taking into account original issue discounts, if any, underwriters' discounts or commissions or offering expenses, and the acquisition of the PostRock assets, NGAS, and NuLoch and all necessary ancillary transactions had been consummated on January 1, 2010

(3)	Earnings were inadequate to cover fixed charges for the year ended December 31, 2006 by $3,898,985

(4)	Earnings were inadequate to cover fixed charges for the year ended December 31, 2007 by $5,915,699

(5)	Earnings were inadequate to cover fixed charges for the year ended December 31, 2008 by $11,108,821

(6)	Earnings were inadequate to cover fixed charges for the year ended December 31, 2009 by $15,632,580

(7)	Earnings were inadequate to cover fixed charges for the year ended December 31, 2010 by $22,128,154

(8)	Adjusted Pro Forma earnings were inadequate to cover fixed charges for the year ended December 31, 2010 by $35,983,768

EBITDAX

EBITDAX represents net income before interest expense, income taxes (when applicable), depreciation, depletion, amortization and accretion and non-cash compensation expense. EBITDAX is not a measure of net income or cash flow as determined by generally accepted accounting principles (“GAAP”). EBITDAX should not be considered as an alternative to, or more meaningful than, net income or cash flow as determined in accordance with GAAP or as an indicator of our operating performance or liquidity. Certain items excluded from EBITDAX are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure, as well as the historic costs of depreciable assets, none of which is a component of EBITDAX. Our computations of EBITDAX may not be comparable to other similarly titled measures of other companies. We believe that EBITDAX is a widely followed measure of operating performance and may also be used by investors to measure our ability to meet future debt service requirements, if any.

	Years Ended December 31,
	2010 PF Adj. (1), (2)	2010 PF (1)	2010	2009	2008

EBITDAX ($000s)	$21,918	$21,918	$12,402	$2,951	$4,292
Adjusted Recurring EBITDAX ($000's) (3)	$31,350	$31,350	$15,809	$4,081	$4,328

(1)	The pro forma EBITDAX has been prepared assuming the acquisition of the PostRock assets, NGAS, and NuLoch and all necessary ancillary transactions had been consummated on January 1, 2010.

(2)
The 2010 pro forma adjustment contemplates $17.5 million in Series D Preferred Stock outstanding without taking into account original issue discounts, if any, underwriters' discounts or commissions or offering expenses.

(3)
Adjusted Recurring EBITDAX has been prepared assuming $2.2 million in non-recurring acquisition expense incurred in 2010, $1.2 million in non-recurring oil and gas operating expense, $3.0 million in projected general and administrative synergies related to the NGAS transaction and approximately $3.0 million in reduced gathering fee charges related to the NGAS transaction.

EBITDAX Reconciliation

The following table represents a reconciliation of our EBITDAX to net income ($000s):

	Years Ended December 31,
($ in thousands)	2010 PF Adj. (1), (2)	2010 PF (1)	2010	2009	2008

Net loss to common stockholders	$(31,522)	$(30,910)	$(16,267)	$(15,150)	$(7,620)
Add back:
Interest expense	4,826	5,613	3,594	2,691	2,361
Depreciation, depletion and amortization	20,880	20,880	8,923	3,168	7,026
Unrealized loss (gain) on derivative contracts	3,063	3,063	3,063	7,700	(9,116)
Stock based compensation expense	8,783	8,783	6,380	3,091	1,590
Other accrued compensation expense	3,000	3,000	3,000	-	-
Exploration expense	8,716	8,716	936	791	7,344
Impairment of equipment and properties	306	306	306	634	1,973
Preferred dividends (3)	3,867	2,467	2,467	26	734
EBITDAX ($000's)	$21,918	$21,918	$12,402	$2,951	$4,292

MHR Non-Recurring Acquisition Expense	2,225	2,225	2,225	1,037	-
MHR Non Recurring Oil and Gas Operating Expense	1,182	1,182	1,182	93	36
G&A Synergies (4)	3,000	3,000	-	-	-
Reduced Gathering Fee Expense (5)	3,025	3,025	-	-	-

Adjusted Recurring EBITDAX ($000's)	$31,350	$31,350	$15,809	$4,081	$4,328

(1)	The pro forma EBITDAX has been prepared assuming the acquisition of the PostRock assets, NGAS, and NuLoch and all necessary ancillary transactions had been consummated on January 1, 2010.
(2)
The 2010 pro forma adjustment contemplates $17.5 million in Series D Preferred Stock outstanding without taking into account original issue and discounts, if any, underwriters' discounts or commissions or offering expenses.

(3)
Dividends include dividends paid on the Series A Preferred Stock outstanding in 2007 and 2008, $15.0 million of Series B Preferred Stock issued in connection with the acquisition of the assets of Triad Energy Corporation in 2010, and outstanding Series C Preferred Stock. 2010 pro forma adjusted contemplates $17.5 million in Series D Preferred Stock outstanding.

(4)	Projected general and administrative synergies related to the NGAS transaction.
(5)
Adjusted for the reduced gathering fee expense, in accordance with the proposed agreement between Magnum Hunter, NGAS and the third party for the reduced gathering fee, as described under “Recent Developments”.

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES.  BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND THE OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING.  YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEBSITE AT WWW.SEC.GOV OR BY WRITTEN REQUEST TO MAGNUM HUNTER RESOURCES CORPORATION, 777 POST OAK BLVD., SUITE 650, HOUSTON, TEXAS 77056. ALTERNATIVELY, THE ISSUER, UNDERWRITERS OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING TOLL-FREE 1-800-726-0557.